UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

In this report, the term “Legion M,” “the Company” or “we” or refers to Legion M Entertainment, Inc. a Delaware corporation and its subsidiary on a consolidated basis. The term “MDFZ” refers to MDFZ, LLC a wholly owned subsidiary of the company.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, comic books, and more.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,220,749 and $1,069,903 for the six-month periods ended June 30, 2023 (“Interim 2023”) and June 30, 2022 (“Interim 2022”) respectively. The Company has accumulated deficit of $18,464,931 as of June 30, 2023. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. While the company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 7 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the six months ended Interim 2023 was $678,993 a 182% increase over our revenue of $240,470 during Interim 2022.

Legion M is not currently focused on short-term revenue. Instead, we’re focused on growth of our community and development of capabilities we believe could become long-term competitive advantages. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, and the sources that produce that revenue, to be volatile from year to year.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

●	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document. This includes revenue from distribution, production, marketing, investments, ticket sales, consumer products, media (e.g. DVDs) and other sources related to Legion M projects.

●	Non-Project Revenue. All other revenue, including sales of non-licensed and/or Legion M branded merchandise, ticket and sponsorship income for Legion M community events (e.g., the “Legion M Lounge” at Sundance), and anything not directly related to a Legion M project.

Project Revenue increased over 200% to approximately $630,000 in Interim 2023 from approximately $205,000 in Interim 2022, and represented approximately 93% of our total revenue in Interim 2023 compared to approximately 85% in Interim 2022. Reasons for this increase include revenue from the 20th Anniversary Screening of The Lord of the Rings: The Return of the King and producers fees for The Man In The White Van, neither of which generated revenue in Interim 2022. Our largest revenue contributions in Interim 2023 were related to The Lord of The Rings: The Return of the King, Mandy, The Man In The White Van, and The Field Guide to Evil, while our largest revenue contributions in Interim 2022 were related to Mandy, The Field Guide to Evil, and Memory: The Origins of Alien.

Non-Project Revenue increased approximately 29% to approximately $45,000 in Interim 2023 from approximately $35,000 in 2022, and represented approximately 7% of our total revenue in Interim 2023 compared to approximately 15% in Interim 2022. The change in non-project revenue was primarily attributable to normal fluctuation in sales.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

●	direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);

●	wholesale sales to 3rd party vendors (e.g. retailers and other vendors); and

●	licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

Consumer products and media revenue decreased approximately 20% to approximately $140,000 and represented approximately 21% of our revenue in Interim 2023, compared to approximately $175,000 and 73% of our revenue in Interim 2022. In Interim 2023, our top revenue drivers in this category were products related to the films Mandy, and Jay and Silent Bob Reboot as well as Legion M gear. As with our project revenue, we expect that our consumer products and media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Interim 2023 was $381,580, a 64% increase compared to $232,131 costs of net revenue in Interim 2022. Our costs did not increase increase as much as our revnues due to a greater concentration of revenue from higher margin sources including ticket revenue from Return of the King and producers fees for The Man In The White Van in Interim 2023 compared to lower margin sources including investments with capitalized costs and merchandise sales in Interim 2022. Accordingly, we had a gross profit of $297,413 in Interim 2022 compared with $8,338 in Interim 2022 and our gross profit margin increased to 44% in Interim 2023 from 3% in Interim 2022. As stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Interim 2023, operating expenses increased to $1,515,349 from Interim 2022 operating expenses of $1,184,654, a 28% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

Our sales and marketing expenses were $735,556 in Interim 2023 compared to $275,772 in Interim 2022, a 167% increase. This was due to increased marketing spend for Round 9 (which was open for all of Interim 2023) compared to Round 8 (which was only open for a portion of Interim 2022). Fundraising and growth of the Legion were the primary drivers of marketing spend in Interim 2022, though we also spent money to market Legion M projects and merchandise.

Our costs of compensation and benefits decreased 14% to $547,272 in Interim 2023, compared to $639,534 in Interim 2022. This decrease was due to transition of some employees from full-time roles to part-time positions as well as a reduction in expenses related to stock vesting. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of independent contractors was relatively flat, increasing to $55,688 in Interim 2023 from $50,888 in Interim 2022. Our cost of professional fees decreased to $57,717 in Interim 2023 from $98,072 in Interim 2022 due to a reduction in legal and accounting fees.

Travel expenses decreased slightly to $15,328 in Interim 2023 compared with $27,646 in Interim 2022. Our general and administrative costs increased slightly to $102,147 in Interim 2023 from $91,402 in Interim 2022.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. We did not have any impairments in Interim 2023.

In Interim 2023, we had $2,978,545 in project-related costs that were capitalized during Interim 2023. As of June 30, 2023 we had $3,567,522 in capitalized “Investments in productions, net” on our Balance Sheet, compared to $1,135,693 as of Interim 2022.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g., our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights typically last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Interim 2023 and Interim 2022 ($1,641 vs. $1,340, respectively).

In Interim 2023, we did not have any loans forgiven. In Interim 2022 we had a PPP loan of $108,573 forgiven.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2023 was $1,220,749, a 14% increase compared to our net loss of $1,069,903 in Interim 2022.

MANAGEMENT EVALUATION OF OPERATING RESULTS

While Legion M has been in business for over seven years now, in terms of financing Legion M is a relatively early-stage company. We believe the amount of money we’ve raised (over $19 million as of September 2023) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion-dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were at MobiTV (Jeff left in 2009, Paul in 2015), the company grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we’ve done this before and believe we can do it again. We’re investing in Legion M alongside you — we’re risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

•	Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.
•	Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.
•	Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at these early stages of the company’s development we are often willing to forgo short-term revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

•	Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.
•	The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has previously engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure).
•	In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

While every project is unique, most business models Legion M has engaged in scale in similar ways. For example:

•	The fees a company receives for producing a film typically scale with the budget of the film.
•	Consumer products and licensing revenue generally scales with the size of the IP involved.
•	Fees charged for marketing and release partnerships typically scale with the size of the marketing budget, which typically scales with the budget of the film.
•	Revenue earned from distribution scales with the size of the release, which often scales with the budget of the film and the stars involved.

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view most of the projects we’ve engaged in so far as experiments that allow us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, it was little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 40,000 investors (as of September 2023) and over $19 million raised.

●	Demonstrated ability to build a community, with more than 150,000 combined investors/members/followers.

●	Demonstrated ability to generate revenue: Legion M has earned over $4 million in revenue to date.

●	Demonstrated ability to develop, package, finance, and produce movies (see The Man in the White Van, You Can Call Me Bill, and My Dead Friend Zoe in the “Active Projects” section).

●	Demonstrated ability to work on projects with top tier talent and more recently to attract top talent to Legion M projects, including Morgan Freeman, Ed Harris, Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Joe Manganiello, Sunita Mani, Sean Astin, Ali Larter, Simon Pegg, Minnie Driver, Christopher Lloyd, and more.

●	Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA , Nederlander Worldwide Productions, and more.

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of likes, comments, and shares.

●	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

●	Demonstrated ability to monetize new IP via comic books, with over $125,000 in Kickstarter pre-sales for Girl with No Name, and over $150,000 in Kickstarter presales for Defiant.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated value for studios, including a 2023 activation with Warner Brothers, Fathom Events and Lost Odyssey for the 20th anniversary theatrical re-release of The Lord of the Rings: The Return of the King and 2019 marketing partnership with Fox Searchlight (a division of Disney) to promote the film Tolkien.

●	Demonstrated ability to harness the “wisdom of the crowd” in selecting projects, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien and a 2020 partnership with Bleeker Street Media for the release of Save Yourselves!

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, 2019 Saturn Awards.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments.” Today, we’ve gotten to the point where some projects allow us to get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that are in production or have already been released and are either generating revenue or have potential to generate revenue in the future.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of September 2023, Legion M has the following publicly announced Active Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF offering to our community. As of September 2023, the project has completed principle photography and is in post-production. As a producer of the film, Legion M earned fees from the production budget and has a “backend” stake in any profits the film generates (if applicable).

YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering and premiered at SXSW in March 2023. As a producer of the film, Legion M earns producer fees (which have been deferred until investors recoup their investment) and a “backend” stake in any profits the film generates (if applicable).

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released in September of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and has received some revenue for marketing the film.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film will premiere at the Newport Beach Film Festival in October 2023 with a release expected in 2023 or 2024. As a producer on the project, Legion M has earned fees from the production budget and has “backend” stake in any profits the film generates (if applicable).

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of September 2023, Legion M has the following completed projects.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023 Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of The Lord of the Rings: The Return of the King. Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the “bonus content” (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. The release was very successful, and what was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Bill, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc. for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The deal was structured as an “in-kind” investment, where Legion M promoted the film in exchange for a stake in the film’s P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise.

COLOSSAL -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a pitch, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced and are still active include:

DEFIANT: THE TRUE STORY OF ROBERT SMALLS – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, “Black Lightning”), Marvin ‘Krondon’ Jones III, and Michael Boulware Moore (Robert Smalls’ great-great-grandson).

•	“TOBOR: FAMILY DESTROYER” — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

•	DARKNIGHTS AND DAYDREAMS – Live theatrical production in partnership with Michael Uslan (producer of the Batman motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include Hamilton, Lion King, Wicked, etc.)

•	CALCULATED – Partnership with OneDoor Studios for the development of a feature film based on Nova McBee’s novel Calculated.

•	DESTINATION FANTASTIC – Unscripted a travelogue show in partnership with Stefan Pokorny.

•	THE EMPEROR’S BLADES – TV series based on Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne.

•	GIRL WITH NO NAME – Comic book and feature film in partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Jolt, Hysteria, Buffaloed).

•	ICONS: FACE TO FACE – Unscripted VR series that allows fans to stand face to face with the luminaries, titans, and leaders of our time.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2023, Legion M had the following funds on hand:

General Legion M Funds	$356,616
Funds reserved for William Shatner: You Can Call Me Bill	$196,641
Funds held by MDFZ, LLC	$1,079,313
TOTAL	$1,632,570

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

As of June 30, 2023, MDFZ, LLC had two bridge loans totaling $1,500,000 to cover production expenses for My Dead Friend Zoe. The first bridge loan was due September 21, 2023 in the amount of $1,000,000 and was paid on time. The second bridge loan is due October 15, 2023 in the amount of $500,000 and is also expected to be paid on time. The notes bear interest at rates between 10%-20%, some of which is converted into equity in the film. The notes are subject to various security provisions, including collateralization against all assets of the Company, the Company's equity raise proceeds, tax credits, project revenues, and various other rights.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card.

In October 2022, Legion M launched our 9th round of equity crowdfunding. As of September 2023, this round has raised over $3.4 million from more than 12,000 investors.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Round 9, which opened in October 2022 is already our largest round (by number of investors) with more than 14,000 investments from more than 12,000 individual investors. We are also working on (or have recently released) projects with a number of high-profile actors (including Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, William Shatner, Simon Pegg, Minnie Driver, Sean Astin, Ali Larter, Christopher Lloyd, etc.) that we believe can help us grow our community.

After surpassing 40,000 shareholders, much of our focus will be pushing this number higher in 2023.

Fundraising

For the first time in Round 9, Legion M was able to reduce our minimum investment from $100 to just $40. We feel like this is an important step in making Legion M as accessible as possible and allowing us to grow our community. We believe it’s also helpful for investors given the current macroeconomic climate.

While this has resulted in Round 9 becoming the largest (in terms of shareholders) round in Legion M history, we believe this has also contributed to the reduction of the average investment amount from over $500 per investor in Round 8 to about $250 per investor in Round 9. Legion M is working to develop more cost-effective ways of fundraising as well as looking for ways to reduce operating expenses and focusing on business models that are less capital intensive.

Increased focus on Film Production

Legion M has now successfully produced and financed two films -- William Shatner: You Can Call Me Bill and My Dead Friend Zoe -- via a combination of equity crowdfunding and traditional Hollywood financing. In both of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer’s fees and backend profits (if any).

We believe that film production is a powerful model for Legion M. It’s more capital efficient than film financing, and we believe it has the potential to significantly increase our topline revenues. As such, we expect to focus more of our time and resources on projects using this model going forward.

Deemphasizing Development and Investing

Legion M has made a concerted effort to reduce its time and resources allocated to development stage projects. The entertainment industry is changing rapidly and we don’t believe development is the most effective use of our time, resources, and community. We are focused on deep development of a small handful of projects (e.g. Defiant) where we believe we can harness the power of our community to create a competitive advantage.

Further, we intend to deemphasize investments in other people’s projects. We believe this was a powerful model for the early stages of Legion M’s development and will continue to consider it for the right strategic opportunities, but going forward we expect it to be far less of a focus than it has in the past.

Reducing Operating Expenses

Legion M has significantly reduced its operating expenses in 2023, including reducing its headcount from 7 full time employees as of December 31, 2022 to 3 full time employees in September of 2023. This reduction has occurred through a combination of attrition and the transition of full time employees to part time positions. We intend to continue limiting expenses, including those related to development and events.

Revenue

At this stage in the Company’s development we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the Company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements

June 30, 2023 and December 31, 2022

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Unaudited Balance Sheets
As of June 30, 2023 and December 31, 2022

	As of June 30, 2023	As of December 31, 2022
ASSETS
Current assets:
Cash	$1,647,000	$341,050
Subscriptions receivable in escrow	142,530	390,778
Other receivable	37,101	13,939
Inventory	179,692	172,895
Accounts receivable	77,925	87,913
Prepaid expenses	75,260	62,066
Total current assets	2,159,508	1,068,641

Non-current assets:
Property and equipment, net	5,173	3,889
Investments in productions, net	3,567,522	1,135,693
Total non-current assets	3,572,695	1,139,582
TOTAL ASSETS	$5,732,203	$2,208,223

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$692,856	$510,222
Deferred revenue	496,999	416,737
Note payable	1,500,000	-
Accrued expenses	48,424	62,035
Total current liabilities	2,738,279	988,994

Long-term liabilities:
Loan payable	149,900	149,900
Future production obligations – Shatner Shares	194,812	-
Future production obligations – MDFZ	1,907,074	-
Total long-term liabilities	2,251,786	149,900
Total liabilities	4,990,065	1,138,894

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 17,847,065 and 17,169,132 issued and outstanding at June 30, 2023 and December 31, 2022, respectively	1,785	1,717
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at June 30, 2023 and at December 31, 2022	1,649	1,649
Additional paid-in capital	19,203,635	18,310,145
Accumulated deficit	(18,464,931)	(17,244,182)
Total stockholders' equity	742,138	1,069,329
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,732,203	$2,208,223

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2023 and 2022

	For the six months ended June 30,
	2023	2022
Revenue	$678,993	$240,470
Costs of net revenues	381,580	232,131
Gross profit	297,413	8,339

Operating expenses:
Compensation and benefits	547,272	639,534
Sales and marketing	735,556	275,772
Independent contractors	55,688	50,888
Professional fees	57,717	98,072
Travel expenses	15,328	27,646
General and administrative	102,147	91,402
Depreciation	1,641	1,340
Total operating expenses	1,515,349	1,184,654
Loss from operations	(1,217,936)	(1,176,315)
Other income:
Gain on loan forgiveness	-	108,573
Total other income	-	108,573
Other expense:
Interest expense	2,813	2,161
Total other expense	2,813	2,161
Other income/(expense), net	(2,813)	106,412
Net loss	$(1,220,749)	$(1,069,903)

Weighted average common shares:
Basic and Diluted	34,040,061	32,407,351

Net earnings/(loss) per share:

Basic and Diluted	$(0.04)	$(0.03)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders’ Equity
For the periods ended June 30, 2023 and December 31, 2022

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Bonus Shares	58,580	6	-	-	87,864	-	87,870

Stock based compensation	-	-	-	-	135,585	-	135,585

Offering costs	-	-	-	-	(195,433)	-	(195,433)

Share bonuses	-	-	-	-	(220,620)	-	(220,620)

Net loss	-	-	-	-	-	(1,069,903)	(1,069,903)
Balance at June 30, 2022	16,221,700	$1,622	16,492,620	$1,649	$17,088,709	$(15,486,607)	$1,605,373

Common stock issuances:
Class A ($0.00001 par, $1.65 issue)	847,213	85	-	-	1,397,816	-	1,397,901
Bonus Shares	100,219	10	-	-	165,351	-	165,361

Stock based compensation	-	-	-	-	100,209	-	100,209

Offering costs	-	-	-	-	(136,192)	-	(136,192)

Share bonuses	-	-	-	-	(305,748)	-	(305,748)

Net loss	-	-	-	-	-	(1,757,575)	(1,757,575)
Balance at December 31, 2022	17,169,132	$1,717	16,492,620	$1,649	$18,310,145	$(17,244,182)	$1,069,329

Common stock issuances:
Class A ($0.00001 par, $1.65 issue)	619,535	62	-	-	1,022,171	-	1,022,233
Bonus Shares	58,398	6	-	-	96,351	-	96,357

Stock based compensation	-	-	-	-	83,086	-	83,086

Offering costs	-	-	-	-	(98,526)	-	(98,526)

Share bonuses	-	-	-	-	(209,592)	-	(209,592)

Net loss	-	-	-	-	-	(1,220,749)	(1,220,749)
Balance at June 30, 2023	17,847,065	$1,785	16,492,620	$1,649	$19,203,635	$(18,464,931)	$742,138

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2023 and 2022

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(1,220,749)	$(1,069,903)
Adjustments to reconcile net loss to net cash used in operating activities:
Production costs charged to cost of net revenues	39,167	51,954
Depreciation	1,641	1,340
Stock compensation expense	83,086	135,585
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(23,162)	(10,040)
(Increase)/decrease in inventory	(6,797)	(62,169)
(Increase)/decrease in accounts receivable	9,988	(33,098)
(Increase)/decrease in prepaid expenses	(13,194)	(29,953)
Increase/(decrease) in accounts payable	182,634	(324,897)
Increase/(decrease) in deferred revenue	80,262	127,988
Increase/(decrease) in accrued expenses	(28,750)	(48,487)
Net cash used in operating activities	(895,874)	(1,261,680)

Cash flows from investing activities
Purchase of property and equipment	(2,925)	(2,667)
Investments in productions	(2,978,545)	(523,405)
Net cash provided by (used in) investing activities	(2,981,470)	(526,072)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,157,246	1,447,694
Proceeds from William Shatner: You Can Call Me Bill investors	748,375	-
Proceeds from My Dead Fried Zoe investors	1,917,074	-
Note payable	1,500,000	(6,873)
Offering costs	(139,401)	(195,433)
Net cash provided by financing activities	5,183,294	1,245,388
Net change in cash	1,305,950	(542,364)

Cash at beginning of period	341,050	1,227,661
Cash at end of period	$1,647,000	$685,297

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly-owned subsidiary of the parent, Legion M. The financial statements of Legion M and MDFZ are consolidated (see Note 3).

Revenue totaled $678,993 and $240,470 for the six-month periods ended June 30, 2023 and 2022, respectively. The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,220,749 and $1,069,903 for the for the periods ended June 30, 2023 and 2022, respectively. The Company has an accumulated deficit of $18,464,931 as of June 30, 2023. As of June 30, 2023, the Company has current liabilities that exceed current assets by $578,771. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $19,000,000 over nine rounds of funding (including Round 9, which is currently open as of September 2023), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassification

During the first quarter of 2023, the Company aligned the financial treatment of the costs associated with the production of William Shatner: You Can Call Me Bill with the new ownership structure of that production where the Company is the sole owner. These costs are now included with investments in productions for the Company, whereas they were previously presented as a loan receivable. Prior periods have been reclassified to conform to the current period presentation. The reclassification decreased the loan receivable and increased Investments in productions by $314,053 for the period ended December 31, 2022. The reclassification had no impact on total operating costs, earnings from operations, net earnings, earnings per share or total equity.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2023, the cash balance exceeded the FDIC insured limits by $845,067.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2023 and December 31, 2022, allowances of $0 and $0 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2023 and December 31, 2022 were $179,692 and $172,895, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory was not adjusted during the periods ended June 30, 2023 or 2022. The fair value of the inventory was reduced and $23,557 was recorded as an impairment loss during the year ended December 31, 2022.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2022, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $121,485 was recorded as an impairment loss on the statement of operations as an asset impairment during the year ended December 31, 2022. No reductions or impairments were recorded for the period ended June 30, 2023.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2023 or December 31, 2022. There were $2,925 and $2,668of Property and equipment additions during the periods ended June 30, 2023 and 2022, respectively. Depreciation expense totaled $1,641 and $1,340 for the periods ended June 30, 2023 and 2022, respectively.

	As of	As of
	June 30, 2023	December 31, 2022
Original Cost	$58,438	$55,513
Accumulated Depreciation	(53,265)	(51,624)
Book Value	$5,173	$3,889

Loan Receivable

During 2022, the Company made various loans to cover the production costs of the film William Shatner: You Can Call Me Bill with a total of $314,053 outstanding as of December 31, 2022. In 2023 the loan balance was repaid using the proceeds of an equity crowdfunding offering that allowed fans to invest directly in the film via Shatner Shares. These loans did not earn any interest and no interest income was recorded. In 2023 it was determined that because Legion M would own the rights to the film, these expenditures should be classified as investments in production. The balance sheet as of December 31, 2022 has been adjusted to reflect this change in presentation. The subsequent fundraising was used to reduce the Company’s investment balance in the production (see Note 5).

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. The Company recognized $2,813 and $2,161 of accrued interest expense related to this loan during the periods ended June 30, 2023 and 2022, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of June 30, 2023 and December 31, 2022.

Year	Principal Payments
2023	$-
2024	-
2025	-
2026	-
2027	-
Thereafter	149,900
$149,900

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022.

Loan Payable

MDFZ, LLC secured $1,500,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $170,000, of which $50,000 will be converted into equity and $120,000 is due when the loan is due. The first bridge loan is due September 21, 2023 in the amount of $1,000,000. The second bridge loan is due October 15, 2023 in the amount of $500,000. The notes bear interest at rates between 10%-20%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 20% premium. The notes are subject to various security provisions, including collateralization against all assets of MDFZ, LLC, the MDFZ, LLC's equity raise proceeds, tax credits, project revenues, and various other rights.

Future production obligation

In January 2023, the Company completed concurrent equity crowdfunding and Reg D offerings on behalf of the production William Shatner: You Can Call Me Bill (see Note 5). These combined offerings raised $750,000 from over 1,200 investors. $553,563 was used to repay the Company for the amounts paid for the production. The remaining $194,812 will be used to pay any future costs incurred for and by the production.

The Company raised $2,752,075 in equity to finance the production of My Dead Friend Zoe, comprised of $777,075 from a Reg D investment on WeFunder and $1,975,000 was raised through Reg D under private investments. WeFunder and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped against further revenue (see Note 6).

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $678,993 and $240,470 for the six-month periods ended June 30, 2023 and 2022, respectively. The Company has recognized revenue from many different business models, including:

•	Consumer Products and Media
•	Finance
•	Production
•	Distribution
•	Release Partnerships
•	Events

While Legion M receives revenue from a wide variety of sources, revenue may be categorized as either:

•	Project Revenue. Revenue directly related to our contracts for entertainment projects that have released or are in development.
•	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events, and any revenue not directly related to Legion M projects.

Project Revenue was approximately $630,000 in Interim 2023 and approximately $205,000 in Interim 2022, respectively. Non-Project Revenue was approximately $45,000 in Interim 2023 and approximately $35,000 in Interim 2022, respectively.

Legion M also breaks out revenue related to consumer projects and media, which was approximately $140,000 and $175,000 for the six-month periods ended June 30, 2023 and 2022, respectively.

Revenue from Consumer Products and Media and Events are recognized at a point in time when the merchandise is delivered or the Event has concluded. Revenue from Finance/Production/Distribution and Release Partnerships are recognized over time and may extend over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2019 have been filed. Tax returns for 2020 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2023 and December 31, 2022, the Company had total taxable net operating loss carryforwards of approximately $19,161,415 and $16,286,696, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2023 and for the period ended December 31, 2022 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2023 and December 31, 2022 of approximately $5,907,850 and $5,082,222, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2023 and December 31, 2022. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2023 and December 31, 2022.

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (audited)
Deferred tax assets:
Stock based compensation	$545,796	$522,545
Net operating loss carryforward	4,878,036	4,559,677
Net deferred tax assets	5,423,832	5,082,222
Less: Valuation allowance	(5,423,832)	(5,082,222)
Net deferred tax asset	$-	$-

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	June 30, 2023	December 31, 2022
Warrants	570,000	570,000
Options	4,411,880	4,411,880
Total dilutive securities	4,981,880	4,981,880

As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and December 31, 2022, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 976,480 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 15,460,400 shares of Class B Common Stock were issued at prices ranging from $0.00001 to $0.0001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2022 and 2021, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2022 and December 31, 2021 the 26,720 unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 1,428,570 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 276,460 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $0.75 per share. During the year ended December 31, 2017, 2,728,700 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.75 per share through May 14, 2018, $0.83 per share through October 3, 2018 and $0.89 per share for the remainder of the year. During the year ended December 31, 2018, 2,268,980 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.89 per share through July 15, 2019, $1.00 per share through November 6, 2019 and $1.07 per share for the remainder of the year. During the year ended December 31, 2019, 4,634,110 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.07 per share through April 29, 2020, and $1.43 per share for the remainder of the year. During the year ended December 31, 2020, 987,900 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.43 per share through April 30, 2021, and $1.50 per share for the remainder of the year. During the year ended December 31, 2021, 2,670,910 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2022, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 243,600 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.20 for 2020 and 2021.

For the round that was active as of December 31, 2021 and during the year ended December 31, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined above), etc.) based on amount of money they invest. The company issued 58,580 and 234,340 bonus shares related to this round during the years ended December 31, 2022 and December 31, 2021, respectively. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

For the round that was active as of December 31, 2022 and as of June 30, 2023, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The company issued 100,219 bonus shares related to this round during the year ended December 31, 2022 and 58,398 bonus shares related to this round during the period ended June 30, 2023. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.48 and $1.51 for the year ended December 31, 2022 and the period ended June 30, 2022, respectively.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2022 and 2021 of $2,423,033 and $3,318,054, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company’s funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of December 31, 2022 and 2021 was $390,778 and $571,112, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $0.83 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 120,190 shares were converted from Class A shares to Class B shares.

As of June 30, 2023 and December 31, 2022, the Company had 17,847,065and 17,169,132 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares.” Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue generated by the documentary film William Shatner: You Can Call Me Bill (“The Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company for the amounts paid. The remainder of the funds are used to pay any costs incurred for and by the production

NOTE 6: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” Legion M initially funded the MDFZ, LLC bank account in the amount of $10,000 which is reimbursable once the project is funded. The Company raised $2,752,075 in financing, comprised of $777,075 from a Reg D investment on WeFunder and $1,975,000 was raised through Reg D under private investments. WeFunder and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below. Backend Revenue shall derive from equity investor’s share of the “Equity Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor’s prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor’s share of Equity Investor Backend on a pro rata, pari passu basis for a $2.5M budget fully financed by equity).

Operative waterfall: All revenue derived from the exploitation of the Picture, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement (the “CAMA”) in the following manner and order:

1. First, to the CAM in payment of the CAM company’s remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including Investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered “Net Profits” and shall be allocated on a pari passu as follows:

a. 50% shall be deemed Investor’s Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b. 50% shall be deemed producer’s net profits and shall be allocated on a pari passu basis.

MDFZ, LLC secured $1,500,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $170,000, of which $50,000 will be converted into equity and $120,000 is due when the loan is due. The first bridge loan is due September 21, 2023 in the amount of $1,000,000. The second bridge loan is due October 15, 2023 in the amount of $500,000. The notes bear interest at rates between 10%-20%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 20% premium. The notes are subject to various security provisions, including collateralization against all assets of MDFZ, LLC, MDFZ, LLC’s equity raise proceeds, tax credits, project revenues, and various other rights.MDFZ, LLC secured $1,500,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $170,000, of which $50,000 will be converted into equity and $120,000 is due when the loan is due. The first bridge loan is due September 21, 2023 in the amount of $1,000,000. The second bridge loan is due October 15, 2023 in the amount of $500,000. The notes bear interest at rates between 10%-20%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 20% premium. The notes are subject to various security provisions, including collateralization against all assets of MDFZ, LLC, MDFZ, LLC’s equity raise proceeds, tax credits, project revenues, and various other rights.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2023 and December 31, 2022, there were 3,127,720 and 3,172,720 options available for issuance, respectively.

As of June 30, 2023 and December 31, 2022, the Company had issued and outstanding 4,411,880 and 4,411,880 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2023		December 31, 2022
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	4,411,880	$0.71	4,366,880	$0.71
Granted	-		45,000	$1.25
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	4,411,880	$0.72	4,411,880	$0.72

Exercisable at end of period	4,017,160	$0.74	3,950,900	$0.74

Intrinsic value of options outstanding at period-end	$3,450,090		$3,450,090

Weighted average grant date fair value of options granted during period			$0.71

Weighted average duration (years) to expiration of outstanding options at period-end	4.5		5.0

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 31 months.

There were no stock-based grants during the period ended June 30, 2023. The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the year ended December 31, 2022:

	June 30, 2023	December 31, 2022
Risk Free Interest Rate	n/a	2.00%
Expected Dividend Yield	n/a	0.00%
Expected Volatility	n/a	60.00%
Expected Life (years)	n/a	6.0
Fair Value per Stock Option	n/a	$0.71

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $39,898 and $92,368 for the periods ended June 30, 2023 and 2022, respectively.

Unrecognized share-based compensation expense was $261,976 and $311,676 as of June 30, 2023 and December 31, 2022, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 25 months and 29 months as of June 30, 2023 and December 31, 2022, respectively.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021 and 2020, 270,000 and 270,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2021 and 2020. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2023 and December 31, 2022, 208,333 and 145,843 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $43,188 and $86,375 of such to additional paid-in capital and as stock-based compensation during the period ended June 30, 2023 and the year ended December 31, 2022, respectively.

There were no warrants issued during the periods ended June 30, 2023 and December 31,2022.

As of June 30, 2023 and December 31, 2022, there was $28,792 and $71,979 of unrecognized share-based compensation expense, respectively. The remaining outstanding warrants have a weighted average duration to expiration of 63 and 69 months as of June 30, 2023 and December 31, 2022, respectively.

As of June 30, 2023 and December 31, 2023, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 528,333 and 465,833 warrants vested with weighted average exercise price per share of $0.56 and $0.47, all respectively.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Subsequent events related to production expenses and fundraising for My Dead Friend Zoe include completing principal photography on July 11, 2023 and entering post production prior to the start of the SAG strike. As of September 27, 2023, Legion M had opened up a Reg CF on Wefunder which has over $590,000 in reservations, $416,675 of which has been closed and disbursed, $107,819 in escrow and the rest pending to repay. Additionally, Legion M has repaid $1,000,000 of the outstanding short-term debt on time and has the funds available to repay the remaining $500,000 when it is due.

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	Employment Agreement (Terri Lubaroff)*

6.4	2016 Equity Incentive Plan*

6.5	Financing Agreement for The Picture “You Can Call Me Bill” #

8.	Escrow Agent Agreement*+

#	Filed herewith.
*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.

By	/s/ Paul Scanlan
Paul Scanlan, CEO
Legion M Entertainment, Inc.
Date: September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 28, 2023	By:	/s/ Paul Scanlan
Paul Scanlan
Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

September 28, 2023	By:	/s/ Jeff Annison
Jeff Annison, Director